April 17, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Kim and Theresa Brillant

Re: UniFirst Corporation

Form 10-K for Fiscal Year Ended August 30, 2025

File No. 001-08504

This letter sets forth the response of UniFirst Corporation (the “Company”) to comments from the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Form 10-K for Fiscal Year Ended August 30, 2025 (the “Form 10-K”) as set forth in the Staff’s letter, dated March 23, 2026.

For your convenience, the Staff’s comments are repeated below in bold and italicized type, followed by the Company’s response to each comment.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Form 10-K.

Form 10-K for Fiscal Year Ended August 30, 2025

Notes to Consolidated Financial Statements

Note 15: Segment Reporting, page 61

1.
We note that the CODM uses segment revenues and segment operating income to assess performance and allocate resources. Please tell us how you considered the guidance in ASC 280-10-50-29(f) and the example at 280-10-55-54(c) to discuss how the CODM uses this measure in assessing performance and deciding how to allocate resources.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in the Company’s Form 10-Q for the quarterly period ended February 28, 2026, which was filed on April 7, 2026, the Company expanded its disclosures on Segment Reporting to include the following (underlined below):

The Company’s chief operating decision maker (the “CODM”) is the Chief Executive Officer. The modifications to the Company’s reporting segments reflect how the CODM assesses performance and allocates resources. The CODM uses segment revenues and segment U.S. GAAP operating income to assess performance and allocate resources. The CODM uses this information, which includes a comparison of segment results to historical periods and budget, to guide decisions on how to allocate resources, to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital.

The Company respectfully submits to the Staff its belief that the expanded disclosure clarifies the Company’s application of the guidance in ASC 280-10-50-29(f) and is consistent with the example at 280-10-55-54(c). The Company intends to include the disclosure above in future periodic filings.

2.
Please disclose the significant segment expenses categories and amounts that are regularly provided to your CODM for each of your reportable segments. Also disclose the total of other segment items that are included in the reported measures of segment profit and loss for your segments. Refer to ASC 280-10-50-26A and 50-26B.

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the significant segment expense categories that are regularly provided to the CODM are cost of revenues, selling and administrative expenses, and depreciation and amortization, which comprise operating income, the reported measure of segment profit and loss for the Company’s segments. The Company respectfully advises the Staff that there are no other segment items. The Company also respectfully advises the Staff that in the Company’s Form 10-Q for the quarterly period ended February 28, 2026, which was filed on April 7, 2026, the Company expanded its disclosures on Segment Reporting to include the following disclosure regarding the significant segment expense categories and subsequent table showing a reconciliation of total segment operating income to consolidated net income.

The following table includes the Company’s financial results by reportable segment, including segment revenues, significant segment expenses (which includes cost of revenues, selling and administrative expenses, and depreciation and amortization), and segment operating income for the thirteen and twenty-six weeks ended February 28, 2026 and March 1, 2025.

The following table sets forth a reconciliation of total segment operating income to consolidated net income for the thirteen and twenty-six weeks ended February 28, 2026 and March 1, 2025 (in thousands):

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	February 28, 2026	March 1, 2025	February 28, 2026	March 1, 2025
Total segment operating income	$26,014	$31,214	$71,322	$86,745
Interest expense, net	(1,576)	(2,213)	(3,505)	(4,908)
Other expense, net	250	794	509	1,084
Income before income taxes	27,340	32,633	74,318	90,569
Provision for income taxes	6,856	8,174	19,471	23,005
Net income	$20,484	$24,459	$54,847	$67,564

The Company respectfully submits to the Staff its belief that the expanded disclosure clarifies the Company’s application of, and disclosure alignment with, the guidance in ASC 280-10-50-26A and 50-26B. The Company intends to include the referenced disclosure in future periodic filings.

* * * * * * * *

If you have any questions or would like further information concerning the Company’s responses included in this letter, please do not hesitate to contact me at 978-658-8888.

Very truly yours,

/s/ Shane O’Connor

Shane O’Connor